CTI INDUSTRIES CORPORATION
22160 N. Pepper Road
Barrington, Illinois 60010
Tel: 847-382-1000/Fax: 847-382-1219

November 17, 2008

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the Fiscal Year ended December 31, 2007 Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 File No. 0-23115

Dear Mr. Decker:

This letter is provided in response to your letter to CTI Industries Corporation (“Registrant”) dated October 20, 2008 including your comments related to Registrant’s filings on Form 10-K for the Fiscal Year ended December 31, 2007 and on Form 10-Q for the Fiscal Quarter ended June 30, 2008. In this response, we have included your comments with the response to each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Response: We will comply with the foregoing request in this response and in future filings.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

2.
Please discuss in greater detail the business reasons for the changes in cost of sales, general and administrative expenses, selling expenses, and advertising and marketing expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you should discuss what amount of the increase to cost of sales was due to (i) changes in product mix, (ii) increase in raw materials, (iii) increase in labor rates and (iv) production costs related to the set-up, testing and initial production of pouch product lines. Please show us what your revised MD&A for 2007 as compared to 2006 will look like. See Item 303(a)(3) of Regulation S-K.

Response: With respect to certain of the items (such as the effect on cost of sales due to changes in product mix and labor rates), we do not maintain financial reports or records which would enable us to identify the specific amount of the change of such items or the specific effect of such change on cost of sales. Subject to the foregoing explanation, our revised MD&A discussion is as follows:

Cost of Sales. Cost of sales increased from 74.9% of sales in 2006 to 76.2% of sales in 2007. This increase is the result of (i) changes in product mix in which the production and sale of products (such as latex balloons and certain pouches) having a lower margin increased compared to other products, (ii) increases in raw materials costs as a percentage of sales, (iii) increases in labor rates and (iv) production costs related to the set-up, testing and initial production of pouch product lines. During 2007, raw materials costs increased as a percentage of sales from 39.6% in 2006 to 41.2% in 2007. During the second half of 2007, we expended approximately $2,330,000 in the set-up, testing and initial production of pouch product lines, of which $2,082,000 was capitalized and $248,000 was production overhead expense.

General and Administrative Expenses. General and administrative expenses increased from $4,554,000 in 2006 or 12.9% of net sales to $5,211,000 or 14.3% of net sales. This increase is attributable principally to (i) increases in personnel and total compensation of approximately $126,000, (ii) increases in accounting fees from $330,000 in 2006 to $406,000 in 2007; (iii) increases in legal fees from $96,000 in 2006 to $201,000 in 2007, (iv) increases in consulting fees relating to operational strategies and internal controls documentation in the amount of $151,000 and (iv) increases in travel related to vendor development in Southeast Asia, of approximately $23,000.

Selling  Selling expenses decreased from $847,000 or 2.4% of sales in 2006 to $754,000 or 2.1% of sales in 2007. This decrease resulted from a reduction in commission cost of $42,000 and trade show related costs of $62,000. We anticipate that selling expenses will increase during 2008 due to new personnel and related sales expenses.

Advertising and Marketing Advertising and marketing expenses increased from $1,201,000 or 3.4% of sales in 2006 to $1,474,000 or 4% of sales in 2007. The increase is due to (i) additional marketing and promotion expenses of approximately $146,000 relating to the Company’s new Zip-Vac product line, (ii) an increase in the cost of artwork and films related to the development and production of new designs for metalized balloons in the amount of approximately $242,000 and (iii) an increase in the cost of in-store servicing for new retail customers in the amount of $54,000.

Financial Condition, Liquidity and Capital Resources, page 33

3.
Please revise your table of contractual cash obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

Response: We will revise our table of contractual cash obligations to include payments we are obligated to make under our interest rate swap agreement. Such payments will be included in our estimated interest payments and we will include a disclosure to clarify that such payments are included in our estimated interest payments. Further, we will include a disclosure of the assumptions used to derive estimated interest payments and estimated payments under interest rate swaps. For purposes of calculating estimated interest rate payments with respect to variable rate loans, we have assumed a rate of interest equal to the then applicable rate of interest.

We have prepared and are enclosing as Schedule A, a schedule setting forth the table of contractual cash obligations, as set forth in our Form 10-K for the period ended December 31, 2007 and a revised table setting forth estimated interest payments including the estimated payments we will make under the swap agreements, which we believe is not material.

Item 9A - Controls and Procedures, page 42

Management’s Report on Internal Control over Financial Reporting, page 43

4.
Please revise to include a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.” Refer to Item 308T of Regulation S-K.

Response: We will revise and include in management’s report on internal control over financial reporting the statement: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Item 8 - Financial Statements

General

5.
Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote. See paragraph 26 of SFAS 130.

Response. We will disclose the accumulated balances for each component of accumulated other comprehensive income in a footnote to our financial statements. This disclosure is included on our Form 10-Q for the quarterly period ended September 30, 2008. See attached Schedule D for the year ended December 31, 2007 and for the three and nine months ended September 30, 2008.

6.	Please disclose for all periods presented the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Response. We will disclose for all periods presented the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraphs 25 of SFAS 130 in a footnote to our financial statements. A disclosure in the form we will use in a note in our Form 10-K covering the year ended December 31, 2007and the three and nine months ended September 30, 2008 is included in Schedule D attached.

7.
We note your disclosure on page 27 that you include depreciation and amortization within selling, general and administrative expenses. Please revise your financial statements to clearly show that depreciation and amortization is not included within cost of sales. Please remove your presentations of gross profit and gross margin throughout the filing. See SAB Topics 11:B and 7:D.

Response. We do include depreciation and amortization relating to production facilities and equipment in cost of goods and we include depreciation and amortization relating to selling, general and administrative activities in within such expenses. Accordingly, we believe it is appropriate for us to include depreciation and amortization relating to production facilities and equipment in cost of goods. We will revise our disclosures in our Form 10-K (see page 27 of our Form 10-K for the fiscal year ended December 31, 2007) to clarify that we do include in cost of goods depreciation and amortization relating to production facilities and equipment.

8.
Please disclose in a footnote the dollar amount of your trade payables or other liabilities, as of each balance sheet date, that relates to property, plant and equipment. Also, please tell us how you presented these non-cash transactions in your statement of cash flows, and tell us how the cash payments of amounts not paid as of the previous balance sheet date are treated in the subsequent period’s statement of cash flows.

Response. We will disclose on our Consolidated Statement of Cash Flows, as a supplemental disclosure entitled property, plant and equipment acquisition funded by liabilities, the amount of trade payables or other liabilities as of each balance sheet date, that relates to property plant and equipment. Such amounts will not be included in the change in trade payables or cash used in investing activities as set forth on our Consolidated Statement of Cash Flows. We have included such disclosure and information on our Consolidated Statement of Cash Flows in our Financial Statements incorporated in our Form 10-Q for the quarterly period ended September 30, 2008.

With respect to our Consolidated Statements of Cash Flows set forth in our Form 10-K for the year ended December 31, 2007 and in our Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008, for property, plant and equipment acquired during the period covered by the report which were funded by liabilities, we included the amount of increase in trade payables or other liabilities and the cost of acquisition of the property, plant and equipment in our statement of cash flows. Cash payments of such trade payables or liabilities in subsequent periods have been treated as a change in such payables or liabilities.

9.
Please provide us with a reconciliation of property, plant and equipment related cash flows as reflected on the statement of cash flows to the amounts reported on the balance sheet for the years ended December 31, 2006 and 2007 as well as the six months ended June 30, 2008.

Response: A reconciliation of property, plant and equipment related to cash flows as reflected on the statement of cash flows to the amounts reported on the balance sheet for the years ended December 31, 2006 and 2007 as well as the six months ended June 30, 2008 is set forth on Schedule B attached to this response.

10.
We note your disclosure on page 39 that foreign currency translation adjustments exclude income tax expense (benefit) given that investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. Please help us understand why you believe your treatment is appropriate, including the accounting literature you referenced to support your conclusion. If you determine that income taxes should be allocated to translation adjustments, please provide the disclosures required by paragraph 31 of SFAS 32.

Response: We have included, and do now include, an income tax allocation to translation adjustments in our determination of other comprehensive income. We have included detail concerning that calculation in our Form 10Q for the quarterly period ended September 30, 2008, Financial Statements, Note 4. In the future we will eliminate from our Form 10-K the statement that foreign currency translation adjustments exclude income tax expense (benefit).

Report of Independent Registered Public Accounting Firm, page F-1

11.
We note that your auditors audited the December 31, 2007 financial statements and the financial statement schedule listed in the Index at item 15(a); however, the opinion paragraph only addresses the financial statements. As such, please make arrangements with your auditors to have them revise the opinion paragraph of their report to also address the financial statements schedule.

Response: We are advised by our auditors that the following sentence was excluded by error in their opinion and will be included on subsequent opinions:

“Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all respects, the information set forth therein.”

Consolidated Statement of Operations, page F-4

12.
We note your presentation of unrealized losses on derivative instruments in the amount of $99,636 within other comprehensive income (loss). Please tell us if you had any realized gains (losses) related to derivative instruments and if so, why you haven’t reflected those amounts separately in your reconciliation from net income (loss) to comprehensive income (loss). See Paragraphs 18-20 of SFAS 130.

Response: We did not have any realized gains or losses related to derivative instruments during 2006, 2007 or 2008, year to date, and, accordingly, it has not been necessary to reconcile any such gains or losses to comprehensive income.

Note 2 - Summary of Significant Accounting Policies, page F-7

Property, Plant and Equipment, page F-8

13.
The range of useful lives for your machinery and equipment of three to fifteen years is very broad. Please break out the machinery and equipment category into smaller components. Please disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response: We have revised the category of machinery and equipment into smaller components and have prepared a schedule which shows the range of useful lives for each revised category, which is attached as Schedule C.

14.
As requested during our review of your December 31, 2005 Form 10-K, please disclose the circumstances under which you compute depreciation expense using the straight-line method and the declining balance method for each major class of depreciable asset. Please refer to APB 12.

Response: We compute depreciation using the straight-line method with respect to all of our depreciable assets. We will revise our disclosure in our Form 10-K to make that clear.

Note 14 - Goodwill and Intangible Assets, page F-20

15.
You made references here and on page 39 to the use of a valuation consulting firm to conduct an evaluation of goodwill in your Mexican subsidiary. Please tell us the nature and extent of the valuation firm’s involvement in the evaluation of goodwill. Also, tell us whether you believe the valuation consulting firm was acting as an expert as defined in the Securities Act of 1933.

Response: The valuation consultant conducted a valuation study based on information we provided to the consultant concerning the revenues, operations, assets and other information we provided to the consultant. We made an evaluation of goodwill in our Mexican subsidiary utilizing all of such information, including the study performed by the consultant. We do not believe that the valuation consulting firm was acting as an expert as defined in the Securities Act of 1933, was not named as an expert and did not consent to be named as an expert. To prevent future ambiguity, we will remove “in consultation with a valuation consultant” from future filings.

Note 15 - Commitments and Contingencies, page F-20

Operating Leases, page F-20

16.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index, or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response: We do not presently have any leases containing step rent provisions, escalation clauses or capital improvement or other lease concessions, except that (i) we have one three-year lease which provides for an increase in rent in the second and third years of the lease and our future minimum net rent disclosure includes such increased amounts in such years and (ii) we have a lease in the United Kingdom expiring in 2019 under which the rent may be adjusted to market rates every five years and our future minimum net rent disclosure assumes future rent at the current level for the remaining balance of the lease term.

We will revise our disclosure to clarify that minimum lease payments are recognized on a straight-line basis.

Note 17 - Earnings per Share, page F-26

17.	Please disclose the number of anti-dilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Response: In our report on Form 10-Q for the quarterly period ended September 30, 2008, we have disclosed the number of anti-dilutive shares by each type of security for the periods covered and will include such information in all future reports. See Form 10-Q for the quarterly period ended September 30, 2008, Financial Statements, Note 1.

Note 18 - Geographic Segment Data, page F-27

18.
You disclose here that operating income for the year ended December 31, 2006 was $2,733,000; however, the amount disclosed on your statement of operations is $2,621,626. Please advise or revise accordingly.

Response: The correct amount of operating income for the year ended December 31, 2006 is as was stated in our statement of operations for that year and, accordingly, the statement of the operating income in Note 18 should be corrected to conform to that amount.

19.
Please disclose what types of amounts are included in the eliminations column and why these amounts are not allocated to a geographic area. Please also disclose the amount of transfers between each geographic area.

Response: The amounts set forth in the eliminations columns relating to sales reflect sales, and related cost of goods, from one related entity to another, and accordingly are not included as part of external sales of that entity. The amounts set forth in the eliminations columns relating to assets include payables and receivables among related entities and investments in related entities. During the periods covered, there have been no transfers of assets between geographic areas other than sales of inventory, and payments therefore, in the ordinary course of business.

We have revised our disclosure related to geographic segment data, in our report on Form 10-Q for the period ended September 30, 2008, and will revise future filings, to remove from the table the eliminations previously recorded, as they do not involve revenues from external customers or long-lived assets, other than financial assets.

Note 19 - Litigation

20.
Regarding the legal claims of which you are a party to, please disclose the range of loss in excess of amounts accrued or state that such estimate cannot be made. See paragraphs 8-10 of SFAS 5. Refer to SAB Topic5:Y as well.

Response: With respect to the only item of litigation as to which we are a party, we have revised our disclosure in accordance with your comment in Note 3 to the Financial Statements of our Form 10-Q for the quarterly period ended September 30, 2008, and will revise any future disclosure regarding pending litigation or claims accordingly. We are not a party to any material claims other than the single item of litigation disclosed.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

21.	Please address the above comments in your interim filings as well.

Response: We have addressed all applicable comments in our Form 10-Q for the period ended September 30, 2008 and will address the comments in future filings.

Item 1 - Financial Statements

General

22.
We note your disclosure on page 8 that you adopted SFAS 157 on January 1, 2008. Please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 regarding assets and liabilities that are measured at fair value, if any. Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007. Please revise or advise.

Response: Although we adopted SFAS 157 on January 1, 2008, we note that FSP FAS 157-2 defers the effective date of Statement 157 regarding nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and we have not elected to measure any nonfinancial assets or liabilities at fair value. Our sole financial assets requiring fair value determination are two interest rate swap agreements into which we have entered with our principal bank lender. We have revised and enhanced our disclosure related to such agreements, and the fair value determination of such agreements, in our Form 10-Q for the period ended September 30, 2008 and we believe such disclosure conforms to the disclosures required by SFAS 157.

Note 1 - Basis of Presentation, page 7

Earnings Per Share, page 7

23.
Given your disclosure regarding redeemable common stock accretion, please clarify whether you have issued any redeemable common stock. If so, disclose how many shares were issued, when the shares were issued and what the redemption terms are.

Response: We have not issued any redeemable common stock. We have revised our disclosure related to earnings per share to reflect that it does not include any calculation related to redeemable common stock.

Item 4 - Controls and Procedures, page 25

24.
We note your disclosure here and in your March 31, 2008 Form 10-Q in which you indicate that there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please revise to disclose whether there have been any changes in you internal controls and procedures during the most recently completed fiscal quarter. See Item 308T of Regulation S-K.

Response: We have revised our disclosure relating to controls and procedures in our Form 10-Q Report for the period ended September 30, 2008 in accordance with the comment and will revise future filings accordingly.

Exhibit 31 - Certifications

25.
We note that you have made certain modifications to paragraphs 4 and 4(d) of your management certifications included here and in your March 31, 2008 Form 10-Q. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please note that the identification of the certifying individual at the beginning of the certification should be revised to exclude the individual’s title. See SEC Release 33-8760, which became effective February 20, 2007.

Response. We will revise, and have revised in our Form 10-Q for the quarterly period ended September 30, 2008, our certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K and SEC Release 33-8760.

In accordance with the request included in your letter, we wish to state and confirm our understanding that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Stephen M. Merrick
Executive Vice President and
Chief Financial Officer

Schedule A

CTI Industries Corporation

SEC Comment Letter Dated 10/20/08, Item 3
Revision to table of contractual cash obligations

Table - As issued

	Payments due by Period
					2013
	Total	2008	2009-2010	2011-2012	And Thereafter

Revolving line of credit	$6,746	$6,746	$-	$-	$-
Current maturities of long-term debt	$3,021	$3,021	$-	$-	$-
Long-Term debt, net of current maturities	$5,167	$-	$1,563	$3,604	$-
Estimated interest payments	$1,457	$634	$715	$108	$-
Lease Obligations	$2,021	$514	$900	$245	$362
Licenses	$91	$91	$-	$-	$
Total contractual obligations	$18,503	$11,006	$3,178	$3,957	$362

Table - Revised

	Payments due by Period
					2013
	Total	2008	2009-2010	2011-2012	And Thereafter

Revolving line of credit	$6,746	$6,746	$-	$-	$-
Current maturities of long-term debt	$3,021	$3,021	$-	$-	$-
Long-Term debt, net of current maturities	$5,167	$-	$1,563	$3,604	$-
Estimated interest payments	$1,493	$648	$734	$111	$-
Lease Obligations	$2,021	$514	$900	$245	$362
Licenses	$91	$91	$-	$-	$
Total contractual obligations	$18,539	$11,020	$3,197	$3,960	$362

Schedule B

CTI Industries Corporation
SEC Comment Letter Dated 10/20/08, Item 9

Reconciliation of property, plant, and equipment on cash flow statement to amounts reported in the balance sheet

	12/31/2006	12/31/2007	6/30/2008

Ending Balance per Balance Sheet	26,869,885	29,695,863	30,544,516

Beginning Balance per Balance Sheet	26,704,366	26,869,885	29,695,863

Net Change in Fixed Assets per Balance Sheet	165,519	2,825,978	848,653

Effect of Translation adjustments	21,900	22,025	(593)

Adjusted Change per Balance Sheet	187,419	2,848,003	848,060

Increase in Fixed Assets per Cash Flow Statement	552,798	2,848,003	848,060

Adjustment for assets disposed of on
the cash flow statement	(365,379)	-	-

Adjusted Change per Cash Flow Statement	187,419	2,848,003	848,060

Schedule C

CTI Industries Corporation
SEC Comment Letter Dated 10/20/08, Item 13

Revision to range of useful lives for machinery & equipment

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Projects that prolong the life and increase efficiency of machinery	3 - 5 years
Light Machinery*	5 - 10 years
Heavy Machinery**	10 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture and equipment at customer locations	1 - 3 years

*	Light Machinery consists of forklifts, scissor lifts, and other warehouse machinery.
**	Heavy Machinery consists of production equipment including laminating equipment, printing equipment and converting equipment.

Schedule D

CTI Industries Corporation
SEC Comment Letter Dated 10/20/08, Item 5 & 6

The following table sets forth the tax effects of components of other comprehensive loss and the accumulated balance of other comprehensive loss and each component.

Tax Effects Allocated to Each Component of Other Comprehensive Loss

	Year Ended December 31, 2007
		Tax
	Before-Tax	(Expense)	Net-of-Tax
	Amount	or Benefit	Amount

Foreign currency translation adjustments	$(204,157)	$-	$(204,157)

Unrealized (loss) on derivative instruments	(99,636)	-	(99,636)

Other Comprehensive income	$(303,793)	$-	$(303,793)

	Three Months Ended September 30, 2008
		Tax
	Before-Tax	(Expense)	Net-of-Tax
	Amount	or Benefit	Amount

Foreign currency translation adjustments	$(380,288)	$-	$(380,288)

Unrealized (loss) on derivative instruments	(64,422)	-	(64,422)

Other Comprehensive Loss	$(444,710)	$-	$(444,710)

	Nine Months Ended September 30, 2008
		Tax
	Before-Tax	(Expense)	Net-of-Tax
	Amount	or Benefit	Amount

Foreign currency translation adjustments	$(279,529)	$-	$(279,529)

Unrealized (loss) on derivative instruments	(56,673)	-	(56,673)

Other Comprehensive Loss	$(336,202)	$-	$(336,202)

Schedule D (cont’d)

Accumulated Other Comprehensive Loss Balances as of December 31, 2007

	Foreign	Unrealized	Other
	Currency	Gains on	Comprehensive
	Items	Derivatives	Income

Beginning balance	$(297,490)	$-	$(297,490)

Current period Change, net of tax	(204,157)	(99,636)	(303,793)

Ending balance	$(501,647)	$(99,636)	$(601,283)

Accumulated Other Comprehensive Loss Balances as of September 30, 2008

	Foreign	Unrealized	Other
	Currency	Gains on	Comprehensive
	Items	Derivatives	Income

Beginning balance	$(501,647)	$(99,636)	$(601,283)

Current period Change, net of tax	(279,529)	(56,673)	(336,202)

Ending balance	$(781,176)	$(156,309)	$(937,485)

For the year ended December 31, 2007 and for the three and nine months ended September 30, 2008 no tax benefit for foreign currency translation adjustments has been recorded as such amounts would result in a deferred tax asset. For the year ended December 31, 2007 and for the three and nine months ended September 30, 2008 no income tax benefit was recorded for the unrealized losses on the derivative instruments by reason of the fact that the tax benefit was offset by the valuation allowance with respect to the related deferred tax asset.